UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 3, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial statement for 2015

3 February 2016

Novo Nordisk increased operating profit by 43% in 2015 to DKK 49.4 billion

14% local currency operating profit growth adjusted for NNIT divestment

Sales increased by 22% in Danish kroner and by 8% in local currencies to 107.9 billion.

• Sales of modern and new-generation insulin increased by 22% (9% in local currencies).
• Sales of Victoza® increased by 34% (18% in local currencies).
• Sales in North America increased by 32% (11% in local currencies).
• Sales in International Operations increased by 19% (15% in local currencies).
• Sales in Region China increased by 22% (4% in local currencies).

Operating profit increased by 43% in Danish kroner and by 21% in local currencies to DKK 49.4 billion. Adjusted for the DKK 2.4 billion non-recurring income related to the partial divestment of NNIT, the operating margin was 43.6% corresponding to an increase in operating profit in local currencies of 14%.

Net profit increased by 32% to DKK 34.9 billion. Diluted earnings per share increased by 34% to DKK 13.52. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 22% and 25% respectively.

In 2015, Novo Nordisk achieved its four long-term financial targets established in January 2013 and consequently, the Board of Directors has approved three updated long-term financial targets to guide Novo Nordisk’s performance. The target for operating profit growth has now been set at 10%, whereas no target for operating margin development has been established, as the operating margin is expected to stay at the current level around 44%. The targets for operating profit after tax to net operating assets and cash to earnings remain unchanged at 125% and 90% respectively.

For 2016, sales growth is expected to be 5-9% measured in local currencies. Growth in operating profit is also expected to be 5-9% measured in local currencies, adjusted for the non-recurring impact of the partial divestment of NNIT and the income related to the out-licensing of assets for inflammatory disorders, both in 2015. Growth reported in DKK, for both items, is expected to be around 1 percentage point lower than the local currency levels.

At the Annual General Meeting on 18 March 2016, the Board of Directors will propose a 28% increase in dividend to DKK 6.40 per share of DKK 0.20 and intends to initiate a new 12-months share repurchase programme of up to DKK 14 billion.

Lars Rebien Sørensen, president and CEO: “We are very pleased with Novo Nordisk’s performance in 2015 and the achievement of our four long-term financial targets. In 2016 we will continue to focus on the global launch of Tresiba® and we are encouraged by the recent SWITCH 2 data, which further demonstrate the ability of Tresiba® to reduce the risk of hypoglycaemia in people with type 2 diabetes on basal insulin therapy.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 8 / 2016

Financial Statement for 2015	Page 2 of 40

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS

On 3 February 2016 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS

On 4 February 2016 at 14.15 CET, corresponding to 8.15 am EST, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

4 February 2016 Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2016 8 February 2016 PDF Version of Annual Report 2015 23 February 2016 Printed version of the Annual Report 2015 18 March 2016 Annual General Meeting 2016 29 April 2016 Financial Statement for first three months of 2016 5 August 2016 Financial Statement for first six months of 2016 28 October 2016 Financial Statement for first nine months of 2016

FINANCIAL CALENDAR

4 February 2016	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2016
8 February 2016	PDF Version of Annual Report 2015
23 February 2016	Printed version of the Annual Report 2015
18 March 2016	Annual General Meeting 2016
29 April 2016	Financial Statement for first three months of 2016
5 August 2016	Financial Statement for first six months of 2016
28 October 2016	Financial Statement for first nine months of 2016

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3075 8519	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 3 of 40

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for 2015		4
Performance versus long-term financial targets		5
Sales development		6
Development in costs and operating profit		11
net financials and tax		11
Capital expenditure and free cash flow		12
Key developments in the fourth quarter of 2015		12
OUTLOOK		14
LONG-TERM FINANCIAL TARGETS UPDATE		15
RESEARCH & DEVELOPMENT UPDATE		17
Diabetes		17
Biopharmaceuticals		20
Other		21
SUSTAINABILITY		22
Highlights from the Consolidated social and environmental statements for 2015		22
Social performance		22
EQUITY		24
CORPORATE GOVERNANCE		26
LEGAL UPDATE		28
MANAGEMENT STATEMENT		31
FINANCIAL INFORMATION		32
Appendix 1:	Quarterly numbers in DKK (unaudited)	32
Appendix 2:	Income statement and statement of comprehensive income	33
Appendix 3:	Balance sheet	34
Appendix 4:	Statement of cash flows	35
Appendix 5:	Statement of changes in equity	36
Appendix 6:	Regional sales split	37
Appendix 7:	Key currency assumptions	38
Appendix 8:	Quarterly numbers in USD (additional information - unaudited)	39
Appendix 9:	new regional sales split as per 1 january 2016	40

Company announcement No 8 / 2016

Financial Statement for 2015	Page 4 of 40

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR 2015

The Board of Directors and Executive Management have approved the Annual Report 2015 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2015. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2015 as well as those applied in the audited consolidated financial statements in the Annual Report 2014.

PROFIT AND LOSS DKK million	2015	2014	2013	2012	2011	% change 2014 to 2015
Net sales	107,927	88,806	83,572	78,026	66,346	22%
Gross profit	91,739	74,244	69,432	64,561	53,757	24%
Gross margin	85.0%	83.6%	83.1%	82.7%	81.0%

Sales and distribution costs	28,312	23,223	23,380	21,544	19,004	22%
Percentage of sales	26.2%	26.2%	28.0%	27.6%	28.6%

Research and development costs	13,608	13,762	11,733	10,897	9,628	(1%)
Percentage of sales	12.6%	15.5%	14.0%	14.0%	14.5%

Administrative costs	3,857	3,537	3,508	3,312	3,245	9%
Percentage of sales	3.6%	4.0%	4.2%	4.2%	4.9%

Other operating income, net	3,482	770	682	666	494	N/A
- Non-recurring income from the partial divestment of NNIT A/S	2,376	-	-	-	-
Operating profit	49,444	34,492	31,493	29,474	22,374	43%
Operating margin	45.8%	38.8%	37.7%	37.8%	33.7%
Operating margin adjusted for the partial divestment of NNIT A/S	43.6%	38.8%	37.7%	37.8%	33.7%

Net financials	(5,961)	(396)	1,046	(1,663)	(449)	N/A
Profit before income taxes	43,483	34,096	32,539	27,811	21,925	28%

Income taxes	8,623	7,615	7,355	6,379	4,828	13%
Effective tax rate	19.8%	22.3%	22.6%	22.9%	22.0%

Net profit	34,860	26,481	25,184	21,432	17,097	32%
Net profit margin	32.3%	29.8%	30.1%	27.5%	25.8%

Company announcement No 8 / 2016

Financial Statement for 2015	Page 5 of 40

CONSOLIDATED FINANCIAL STATEMENT 2015 – CONTINUED

OTHER KEY NUMBERS (Amounts below in DKK million except earnings per share and dividend per share)	2015	2014	2013	2012	2011	% change 2014 to 2015
Depreciation, amortisation and impairment losses 1)	2,959	3,435	2,799	2,693	2,737	(14%)
Capital expenditure (tangible assets)	5,209	3,986	3,207	3,319	3,003	31%

Net cash generated from operating
activities	38,287	31,692	25,942	22,214	21,374	21%
Free cash flow	34,222	27,396	22,358	18,645	18,112	25%

Total assets	91,799	77,062	70,337	65,669	64,698	19%
Equity	46,969	40,294	42,569	40,632	37,448	17%
Equity ratio	51.2%	52.3%	60.5%	61.9%	57.9%

Diluted earnings per share / ADR
(in DKK)	13.52	10.07	9.35	7.77	6.00	34%
Diluted earnings per share / ADR adjusted for
non-recurring income from the partial	12.58	10.07	9.35	7.77	6.00	25%
divestment of NNIT A/S (in DKK)

Dividend per share (in DKK) 2)	6.40	5.00	4.50	3.60	2.80	28%

Payout ratio 3)	46.6%	48.7%	47.1%	45.3%	45.3%
Payout ratio adjusted for the partial divestment of NNIT A/S 4)	50.0%	48.7%	47.1%	45.3%	45.3%

1)	Including impairments of around DKK 480 million in 2014 related to discontinuation of activities within inflammatory disorders.
2)	Proposed dividend for the financial year 2015.
3)	Proposed dividend for the year as a percentage of net profit.
4)	The net profit impact from the partial divestment of NNIT A/S was returned to Novo Nordisk shareholders through a DKK 2.5 billion increase in the share repurchase programme announced in April 2015.

PERFORMANCE VERSUS LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG- TERM FINANCIAL TARGETS	2015	2014	2013	2012	2011	Target
Operating profit growth	43.3%	9.5%	6.9%	31.7%	18.4%	15%
Growth in local currencies	20.6%	12.7%	14.6%	20.2%	22.1%

Operating profit margin	45.8%	38.8%	37.7%	37.8%	33.7%	40%

Operating profit after tax to net operating assets	148.7%	101.0%	97.2%	99.0%	77.9%	125%

Cash to earnings	98.2%	103.5%	88.8%	87.0%	105.9%
Cash to earnings (three-years average)	96.8%	93.1%	93.9%	103.7%	112.8%	90%

Company announcement No 8 / 2016

Financial Statement for 2015	Page 6 of 40

SALES DEVELOPMENT

Sales increased by 22% measured in Danish kroner and by 8% in local currencies. This is in line with the latest guidance of ‘7–9% growth in local currencies’ provided in connection with the quarterly announcement in October 2015. North America was the main contributor with 62% share of growth measured in local currencies, followed by International Operations with 26%. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®.

The diabetes and obesity care segment	Sales 2015 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin 1)	1,438	119%	109%	10%
Modern insulin	50,164	21%	7%	41%
- NovoRapid ®	20,720	19%	6%	13%
- NovoMix ®	11,144	13%	2%	3%
- Levemir ®	18,300	29%	13%	25%
Human insulin	11,231	9%	(1%)	(1%)
Victoza®	18,027	34%	18%	32%
Other diabetes and obesity care 2)	4,730	16%	5%	3%
Diabetes and obesity care total	85,590	22%	9%	85%
The biopharmaceuticals segment	10,647	14%	3%	3%
Haemophilia 3)
- NovoSeven ®	10,064	10%	(1%)	(2%)
Norditropin®	7,820	20%	8%	7%
Other biopharmaceuticals 4)	3,870	28%	13%	5%
Biopharmaceuticals total	22,337	19%	6%	15%
Total sales	107,927	22%	8%	100%

1)	Comprises Tresiba®, Ryzodeg® and Xultophy®.
2)	Primarily NovoNorm®, needles and Saxenda®.
3)	Comprises NovoSeven®, NovoEight® and NovoThirteen®.
4)	Primarily Vagifem® and Activelle®.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2015 and November 2014 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 22% measured in Danish kroner and by 9% in local currencies to DKK 85,590 million. Novo Nordisk is the world leader in diabetes care and holds a global value market share of 28% compared to 27% at the same time last year.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 7 of 40

Insulin

Sales of insulin increased by 20% in Danish kroner and by 7% in local currencies to DKK 62,833 million. Measured in local currencies, sales growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 1,438 million compared with DKK 658 million in 2014.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation basal insulin, continues and the product has now been launched in 39 countries including Spain and the US with initial encouraging market access. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily, and Tresiba® has captured 33% of the market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration remains modest in markets with restricted market access compared with insulin glargine. Novo Nordisk has ceased distribution of Tresiba® in Germany in January 2016 as a result of the negative outcome from price negotiations with the National Association of Statutory Health Insurance Funds (GKV-SV).

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, was recently launched in Japan as the third market following launches in Mexico and India. Launch activities are progressing as planned and early feedback from patients and prescribers is encouraging.

Xultophy®, a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has been marketed in Switzerland, Germany, the UK and Sweden. Launch activities are progressing as planned, and also here, early feedback from patients and prescribers is encouraging.

Sales of modern insulin increased by 21% in Danish kroner and by 7% in local currencies to DKK 50,164 million. North America accounted for 66% of the growth, followed by International Operations and Region China. Sales of modern insulin and new-generation insulin now constitute 82% of Novo Nordisk’s sales of insulin.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 8 of 40

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	November 2015	November 2014	November 2015	November 2014
Global	47%	47%	46%	45%
USA	37%	36%	39%	38%
Europe	47%	48%	47%	47%
International Operations*	55%	55%	52%	52%
China**	55%	58%	62%	64%
Japan	52%	52%	50%	49%

Source: IMS, November 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America

Sales of insulin in North America increased by 28% in Danish kroner and by 8% in local currencies. Sales growth is driven by the market share gains for Levemir® and NovoLog® as well as a positive contribution from the underlying volume growth of the insulin market, partly offset by a contracting premix insulin segment. 54% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 2% in Danish kroner and were unchanged in local currencies. Sales growth is driven by the penetration of Tresiba®, the continued progress of NovoRapid® as well as a positive contribution from Xultophy®, offset by a contracting premix insulin segment and declining human insulin sales. Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

International Operations

Sales of insulin in International Operations increased by 21% in Danish kroner and by 18% in local currencies. The growth in local currencies is driven by human insulin and the three modern insulins as well as Tresiba®. Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 24% in Danish kroner and by 5% in local currencies. The modest sales growth is driven by the continued market penetration of the three modern insulins but partially offset by a lower growth rate for the overall diabetes care market. This is reflecting cost containment measures in the healthcare system including restrictions on access to healthcare professionals and an impact from intensified local competition. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea

Sales of insulin in Japan & Korea increased by 6% in Danish kroner and by 1% in local currencies. The sales development reflects the continued strong uptake of Tresiba® in the

Company announcement No 8 / 2016

Financial Statement for 2015	Page 9 of 40

Japanese market which is partly offset by a declining Japanese insulin volume market. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 34% in Danish kroner and by 18% in local currencies to DKK 18,027 million. Sales growth is driven by North America as well as positive contribution from Europe, Japan & Korea and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 7.8% compared with 7.0% in 2014. Victoza® is the market leader in the GLP-1 segment with a 67% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	November 2015	November 2014	November 2015	November 2014
Global	7.8%	7.0%	67%	72%
USA	9.0%	8.4%	65%	69%
Europe	8.9%	8.2%	75%	78%
International Operations*	2.2%	2.4%	77%	76%
China**	0.8%	0.7%	54%	58%
Japan	3.7%	2.1%	69%	60%

Source: IMS, November 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America

Sales of Victoza® in North America increased by 44% in Danish kroner and by 21% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 20% in the US. The value share of the GLP-1 class of the total US diabetes care market has increased to 9.0%. The growth of the GLP-1 market continues to be driven by Victoza® and the launch of competing products. Victoza® is the market leader with a 65% value market share.

Europe

Sales in Europe increased by 8% in Danish kroner and by 7% in local currencies. Sales growth is primarily driven by Germany, France and Spain while partly offset by the UK. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 8.9%. Victoza® is the GLP-1 market leader with a value market share of 75%.

International Operations

Sales in International Operations increased by 17% in Danish kroner and by 17% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market has declined slightly to 2.2% primarily due to stagnating GLP-1 sales in Brazil. Victoza® is the GLP-1 market leader across International Operations with a value market share of 77%.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 10 of 40

Region China

Sales in Region China increased by 25% in Danish kroner and by 6% in local currencies. The modest increase in sales measured in local currencies reflects intensified competition and the declining growth rate for the overall diabetes care market. In China, the GLP-1 class, which represents 0.8% of the total diabetes care market in value, is generally not reimbursed and relatively modest in size. Victoza® holds a GLP-1 value market share of 54%.

Japan & Korea

Sales in Japan & Korea increased by 68% in Danish kroner and by 60% in local currencies. The sales growth reflects a positive impact of an improved product label in Japan in September 2014. In Japan, the GLP-1 class now represents 3.7% of the total diabetes care market value compared with 2.1% in 2014. Victoza® remains the leader in the class with a value market share of 69%.

Other diabetes and obesity care

Sales of other diabetes and obesity care products, which predominantly consist of oral antidiabetic products, needles and Saxenda®, increased by 16% in Danish kroner and by 5% in local currencies to DKK 4,730 million. This reflects a significant positive contribution from the US launch of Saxenda®, liraglutide 3 mg for weight management, in May 2015. In the US, Saxenda® has broad market access in the commercial segment, launch activities are progressing as planned and feedback from patients and prescribers is encouraging. Declining sales of needles in Europe and oral anti-diabetics in North America and International Operations partly offset sales growth.

BIOPHARMACEUTICALS SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 19% measured in Danish kroner and by 6% in local currencies to DKK 22,337 million. Sales growth is primarily driven by North America, International Operations and Europe.

Haemophilia

Sales of haemophilia products increased by 14% in Danish kroner and by 3% in local currencies to DKK 10,647 million. The growth in local currencies is primarily driven by the roll-out of NovoEight® in Europe, Japan and the US as well as by NovoSeven® in International Operations partly offset by lower NovoSeven® sales in the US and Japan.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 20% in Danish kroner and by 8% in local currencies to DKK 7,820 million. The sales growth is primarily derived from North America reflecting favourable pricing and increased demand driven by the prefilled FlexPro® device as well as Latin American and Middle East markets in International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 32% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 28% in Danish

Company announcement No 8 / 2016

Financial Statement for 2015	Page 11 of 40

kroner and by 13% in local currencies to DKK 3,870 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 11% to DKK 16,188 million, resulting in a gross margin of 85.0% compared with 83.6% in 2014. This reflects a positive currency impact of 1.5 percentage points and a positive impact from the product mix primarily due to increased sales of Victoza® and modern insulin. This is countered by ramp-up costs for new manufacturing capacity.

Sales and distribution costs increased by 22% in Danish kroner and by 9% in local currencies to DKK 28,312 million. The increase in costs is driven by US launch costs related to Saxenda® and NovoEight® and by preparations for the Tresiba® launch in the US, sales force investments in selected countries in International Operations as well as adjustments to legal provisions.

Research and development costs decreased by 1% in Danish kroner and by 6% in local currencies to DKK 13,608 million. Excluding all costs related to inflammatory disorders, an area which Novo Nordisk exited in September 2014, research and development costs increased by 8% compared to 2014. The increase in underlying costs reflects the progression of the late-stage diabetes care portfolio and is primarily driven by the cardiovascular outcomes trial DEVOTE for insulin degludec and the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide. The increase in costs is partly offset by lower costs related to faster-acting insulin aspart following the completion of the phase 3a development programme, onset, in August 2015.

Administration costs increased by 9% in Danish kroner and by 4% in local currencies to DKK 3,857 million.

Other operating income (net) was DKK 3,482 million compared with DKK 770 million in 2014. The increase is driven by the DKK 2,376 million non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512) as well as the DKK 449 million non-recurring income related to the out- licensing of assets for inflammatory disorders.

Operating profit increased by 43% in Danish kroner to DKK 49,444 million. In local currencies the growth was 21%, which is slightly higher than the latest guidance for operating profit growth measured in local currencies for 2015 of ‘around 20%’. Adjusted for the income related to the partial divestment of NNIT, the growth in operating profit was 14% measured in local currencies.

NET FINANCIALS AND TAX

Net financials showed a net loss of DKK 5,961 million compared with a net loss of DKK 396 million in 2014. The reported net financial loss in 2015 is larger than the latest guidance of ‘around DKK 5.6 billion’ primarily reflecting higher than expected losses on

Company announcement No 8 / 2016

Financial Statement for 2015	Page 12 of 40

commercial balances following the depreciation of the Argentine peso in December 2015 as well as an effect from the depreciation of the Russian rouble and the Brazilian real during the fourth quarter of 2015.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 5,898 million compared with a loss of DKK 381 million in 2014. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2014. As of 31 December 2015, foreign exchange hedging losses of around DKK 700 million have been deferred for recognition in the income statement in 2016.

The effective tax rate for 2015 was 19.8%, which is in line with the latest guidance of a tax rate of ‘around 20%’ for the full year 2015. The lower tax rate compared with the 2014 level of 22.3% primarily reflects the tax-free gain from the partial divestment of NNIT, the gradual reduction of the corporate income tax rate in Denmark from 24.5% in 2014 to 23.5% in 2015 as well as changes in provisions related to international tax cases.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 5.2 billion compared with DKK 4.0 billion in 2014, which is in line with the latest guidance of ‘around DKK 5.0 billion’. Net capital expenditure was primarily related to investments in additional insulin filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 34.2 billion compared with DKK 27.4 billion in 2014, which is in line with the latest guidance of DKK 33-35 billion. The increase of 25% compared with 2014 primarily reflects the increased cash flow from operating activities as well as the non-recurring proceeds from the partial divestment of NNIT.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2015

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the fourth quarter of 2015.

Sales in the fourth quarter of 2015 increased by 17% in Danish kroner and by 8% in local currencies compared with the same period in 2014. The growth was primarily driven by the three modern insulins and Victoza® but also with a notable contribution from Tresiba® and Saxenda®. From a geographic perspective, sales growth in local currencies was driven by North America and International Operations representing 78% and 22% of the growth, respectively. Growth in North America was driven by Levemir, which gained market share in the growing basal insulin segment, as well as Victoza®, which benefits from the growing GLP-1 market partly offset by a modest market share decline. International Operations delivered solid growth, with contribution from Brazil and Argentina due to positive impact from tender business and improved pricing.

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Financial Statement for 2015	Page 13 of 40

The gross margin was 84.0% in the fourth quarter of 2015 compared with 83.7% in the same period last year. The increase of 0.3 percentage point reflects an underlying positive currency impact of 0.8 percentage point countered by ramp-up costs for new manufacturing capacity.

Sales and distribution costs increased by 20% in Danish kroner and by 11% in local currencies in the fourth quarter of 2015 compared with the same period last year. The increase in costs was driven by launch costs related to Saxenda® and preparations for the Tresiba® launch in the US and sales force investments in selected countries in International Operations as well as increased provisions related to legal cases.

Research and development costs increased by 4% in Danish kroner and were unchanged in local currencies in the fourth quarter of 2015 compared with the same period last year. The costs were impacted by continued expansion of the early diabetes and obesity pipeline which was countered by the gradual finalisation of the SUSTAIN development programme for semaglutide.

Administrative costs increased by 9% in Danish kroner and by 5% in local currencies in the fourth quarter of 2015 compared with the same period last year.

Other operating income (net) was DKK 94 million in the fourth quarter of 2015 compared with DKK 182 million in the same period last year. The lower income compared with the same period last year reflects reduced royalty income.

Operating profit in Danish kroner increased by 21% and by 7% in local currencies in the fourth quarter of 2015 compared with the same period last year.

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Financial Statement for 2015	Page 14 of 40

OUTLOOK

OUTLOOK 2016

The current expectations for 2016 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 3 February 2016
Sales growth
in local currencies	5-9%
as reported	Around 1 percentage point lower
Operating profit growth*
in local currencies	5-9%
as reported	Around 1 percentage point lower
Net financials	Loss of around DKK 1.3 billion
Effective tax rate	20-22%
Capital expenditure	Around DKK 7.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion
Free cash flow	DKK 36-39 billion

* Adjusted DKK 2,376 million for the partial divestment of NNIT and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Sales growth for 2016 is expected to be 5–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from a contract loss in the US, healthcare reforms, the loss of exclusivity for products within hormone replacement therapy, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 1 percentage point lower than the local currency level.

For 2016, operating profit growth is expected to be 5–9% measured in local currencies, adjusted by DKK 2,376 million for the partial divestment of NNIT and by DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The expectations for operating profit growth reflect growth in selling and distribution costs to support continued launch activities as well as in research and development costs to support the progress of Novo Nordisk’s pipeline. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is expected to be around 1 percentage point lower than the local currency level.

For 2016, Novo Nordisk expects a net financial loss of around DKK 1.3 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, mainly related to the appreciation of the US dollar versus the Danish krone compared to the prevailing exchange rates in 2015.

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Financial Statement for 2015	Page 15 of 40

The effective tax rate for 2016 is expected to be in the range of 20–22%.

Capital expenditure is expected to be around DKK 7.0 billion in 2016, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for active pharmaceutical ingredient production within diabetes care, an expansion of the insulin filling capacity and construction of new research facilities. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be DKK 36-39 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2016, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing Currencies	Annual impact on Novo Nordisk’s operat ing profit of a 5% movement in currency	Hedging period (months)
USD	DKK 2,000 million	12
CNY	DKK 300 million	11*
JPY	DKK 150 million	12
GBP	DKK 85 million	11
CAD	DKK 70 million	11

* USD and Chinese Yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

LONG-TERM FINANCIAL TARGETS UPDATE

Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated on several occasions most recently in connection with the annual results for 2012 released in January 2013.

In 2015, Novo Nordisk reached these four long-term financial targets and consequently, the Board of Directors has approved three updated long-term financial targets to guide Novo Nordisk’s performance. The targets have been revised based on an assumption of a continuation of the current business environment. Significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing and market access environment, competitive environment, healthcare reforms, exchange rates and changes to accounting standards may significantly impact the time horizon for achieving the long-term targets or require them to be revised.

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Financial Statement for 2015	Page 16 of 40

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	Result 2015	Average 2012-2015*	Previous target	Updated target
Operating profit growth	43%	23%	15%	10%
Operating margin	46%	40%	40%	N/A**
Operating profit after tax to net operating assets	149%	111%	125%	125%
Cash to earnings	98%
Cash to earnings (three-year average)	97%	97%	90%	90%

* Calculated as a simple average

** A new target has not been established, as operating margin is expected to remain around 44%

The target level for long-term operating profit growth has been set at 10%, reflecting the current outlook for organic sales growth and opportunities for operating margin leverage.

Novo Nordisk’s current operating margin level of 43.6% (adjusted for the effect of the partial divestment of NNIT) has been achieved by continuous improvement in manufacturing efficiency, positive pricing impact, sales and distribution leverage, reprioritisation of focus areas within research and development as well as administrative efficiencies. It is a strategic priority to continue to invest in future organic sales growth, and as a consequence operating margin improvement is not expected to be a major contributor to operating profit growth. This expectation reflects an expanded product portfolio, a significant number of product launches and continued investments within research and development. Consequently, no target for operating margin has been established, as the operating margin is expected to remain at the current level around 44%.

The target level for operating profit after tax to net operating assets is unchanged at 125%. The target reflects the expectation of a continued robust operating profit growth combined with a stable effective tax rate and gradual increase in net operating assets, partly related to an expanded fixed asset investment to sales ratio to accommodate future sales growth primarily within diabetes care.

The target level for the cash to earnings ratio is maintained at 90%, as expected continued growth in International Operations and expanding investment priorities will gradually impact net operating assets. As previously and given the inherent volatility in this ratio, the target will be pursued looking at the average over a three-year period.

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Financial Statement for 2015	Page 17 of 40

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Tresiba® demonstrates significantly lower rate of hypoglycaemia than insulin glargine in the SWITCH 2 blinded phase 3b trial in people with type 2 diabetes

In January 2016, Novo Nordisk announced the headline results from SWITCH 2, the first of two 2x32-weeks randomised, double-blind, cross-over, treat-to-target trials, comparing the safety and efficacy of Tresiba® (insulin degludec) and insulin glargine. The overall purpose of the trial was to compare the hypoglycaemia occurrence in people with type 2 diabetes treated with Tresiba® or insulin glargine.

In the trial, 721 people with type 2 diabetes were randomised to cross-over treatment with Tresiba® and insulin glargine in combination with metformin. The timing of the daily injections of both Tresiba® and insulin glargine was randomised equally to take place either in the morning or evening. The primary end-point of the trial was the number of treatment emergent severe or blood glucose confirmed symptomatic hypoglycaemia episodes during the maintenance period (ie after 16 weeks of treatment) in each treatment period.

From a mean baseline of 7.6%, the trial showed non-inferiority in HbA1c reduction of Tresiba® compared to insulin glargine, thus fulfilling the requirements for objectively comparing hypoglycaemia rates between the two treatments. Likewise, the end-of-trial insulin doses were similar at the end of treatment in the two treatment periods.

The observed rate of severe or blood glucose confirmed symptomatic hypoglycemia was 186 events per 100 patient years exposed to Tresiba® and 265 events per 100 patient years exposed to insulin glargine during the maintenance period. This reduction was statistically significant, and the trial thus met its primary endpoint by demonstrating a reduction of 30% when people were treated with Tresiba® compared to insulin glargine.

The observed rate of severe or blood glucose symptomatic nocturnal confirmed hypoglycaemia in the maintenance period was 55 events per 100 patient years exposed to Tresiba® and 94 events per 100 patient years exposed to insulin glargine, corresponding to a 42% reduction with Tresiba® compared to insulin glargine and showing statistical significance on this confirmatory secondary end-point.

The confirmatory secondary endpoint of proportions of subjects experiencing severe hypoglycaemia during the maintenance period did not reach statistical significance. However, the supportive end-point, rate of severe hypoglycaemia, showed a 46% reduction with Tresiba® in the maintenance period and a statistically significant reduction of 51% with Tresiba® in the full treatment period.

In the trial, Tresiba® appeared to have a safe and well-tolerated profile. Adverse events were comparable between the two treatment arms. The most common adverse events were nasopharyngitis and upper respiratory tract infections.

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Financial Statement for 2015	Page 18 of 40

Phase 3b trial initiated comparing Xultophy® (IDegLira) (NN9068) with insulin glargine

In January 2016, Novo Nordisk initiated DUAL VIII, a 104-week, open-label, phase 3b trial investigating the long-term glycaemic control of Xultophy® versus insulin glargine, in about 1,000 adults with type 2 diabetes mellitus, who are insulin naïve and inadequately controlled with oral anti-diabetics.

Novo Nordisk files for regulatory approval of faster-acting insulin aspart (NN1218) in the EU and the US for the treatment of type 1 and 2 diabetes

In December 2015, Novo Nordisk announced the submissions of the Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) and the New Drug Application (NDA) to the US Food and Drug Administration (FDA) for faster-acting insulin aspart. Faster-acting insulin aspart is a mealtime insulin for improved control of postprandial glucose excursions and has been developed for the treatment of people with type 1 and type 2 diabetes.

The filing of faster-acting insulin aspart is based on the results from the 'onset' clinical trial programme which involved around 2,100 people with type 1 and 2 diabetes. In the onset programme, people treated with faster-acting insulin aspart achieved improvements in postprandial control versus NovoRapid® and an HbA1c reduction on par with NovoRapid®. For people with type 1 diabetes, faster-acting insulin aspart results from the double-blinded onset 1 trial showed statistically significantly greater HbA1c reduction when dosed at mealtime or similar HbA1c reduction when dosed 20 minutes after a meal compared to NovoRapid®. Across the onset trials, faster-acting insulin aspart had a safe and well tolerated profile, with the most common adverse event being hypoglycaemia, similar to the levels observed with NovoRapid®.

Phase 1 trial initiated with a liver-preferential mealtime insulin (NN1406)

In November 2015, Novo Nordisk initiated the first phase 1 trial with a liver-preferential mealtime insulin. The trial will investigate safety, tolerability, pharmacokinetics and pharmacodynamics of single doses of the drug in around 50 male adults with type 1 diabetes.

Novo Nordisk successfully completes SUSTAIN 4 trial comparing once-weekly subcutaneous administration of the GLP-1 analogue semaglutide (NN9535) with once- daily insulin glargine

In November 2015, Novo Nordisk announced the results for SUSTAIN 4, the third phase 3a trial for semaglutide which included a total of 1,089 people with type 2 diabetes previously treated with metformin with or without sulfonylurea.

From a mean baseline, HbA1c of 8.2%, people treated once-weekly with doses of 0.5 mg and 1.0 mg semaglutide achieved statistically significant and superior improvements in HbA1c of 1.2% and 1.6%, respectively, compared to 0.8% with insulin glargine after 30 weeks of treatment. The mean daily insulin glargine dose was 29 units. 58% of the people treated with 0.5 mg semaglutide and 73% of the people treated with 1.0 mg semaglutide achieved the American Diabetes Association (ADA) and the European

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Financial Statement for 2015	Page 19 of 40

Association for the Study of Diabetes (EASD) treatment target of HbA1c below 7% compared with 38% of the people treated with insulin glargine.

Furthermore, from a mean baseline body weight of 93 kg, people treated with 0.5 mg and 1.0 mg semaglutide experienced statistically significant and superior weight loss of 3.5 kg and 5.2 kg, respectively, compared with a weight gain of 1.2 kg with insulin glargine.

In the trial, semaglutide appeared to have a safe and well-tolerated profile. The most common adverse event was nausea which diminished over time. Nausea was reported by up to 22% of people treated with semaglutide compared with 4% of people treated with insulin glargine. Severe or blood glucose-confirmed symptomatic hypoglycaemia was experienced by 4% and 6% of people treated with 0.5 mg or 1.0 mg once-weekly semaglutide, respectively, compared with 11% in the insulin glargine group. The discontinuation rate due to adverse events was 6% and 8% for people treated with 0.5 mg semaglutide and 1.0 mg semaglutide respectively, compared to 1% for people treated with insulin glargine.

Novo Nordisk successfully completes SUSTAIN 2 trial comparing once-weekly subcutaneous administration of the GLP-1 analogue semaglutide (NN9535) with once- daily 100 mg sitagliptin

In December 2015, Novo Nordisk announced the headline results from the fourth phase 3a trial for semaglutide, SUSTAIN 2. The double-blinded trial investigated the efficacy and safety of 0.5 mg and 1.0 mg semaglutide compared with 100 mg sitagliptin, a once- daily DPP-IV inhibitor, after 56 weeks of treatment in 1,231 people with type 2 diabetes, where both drugs were added on to metformin, thiazolidinedione (TZD) or a combination of metformin and TZD.

The trial successfully achieved its objective by demonstrating that, from a mean baseline HbA1c of 8.1%, people treated with 0.5 mg or 1.0 mg semaglutide achieved a statistically significant and superior improvement in HbA1c of 1.3% and 1.6% respectively, compared to an improvement in HbA1c of 0.5% with 100 mg sitagliptin. 69% of the people treated with 0.5 mg semaglutide and 78% of the people treated with 1.0 mg semaglutide achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) treatment target of HbA1c below 7% compared with 36% of the people treated with 100 mg sitagliptin.

Furthermore, from a mean baseline body weight of 89 kg, people treated with 0.5 mg and 1.0 mg semaglutide experienced a statistically significant and superior weight loss of 4.3 kg and 6.1 kg respectively, compared with a weight loss of 1.9 kg for people treated with 100 mg sitagliptin.

In the trial, semaglutide appeared to have a safe and well-tolerated profile. The most common adverse event was nausea which diminished over time. Nausea was reported by 18% of the people treated with 0.5 mg semaglutide and by 18% of the people treated with 1.0 mg semaglutide, compared with 7% of people treated with 100 mg sitagliptin.

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Financial Statement for 2015	Page 20 of 40

The discontinuation rate due to adverse events was 8% and 10% for people treated with 0.5 mg semaglutide and 1.0 mg semaglutide respectively, compared to 3% for people treated with 100 mg sitagliptin.

LATIN T1D, liraglutide as adjunct therapy to insulin in type 1 diabetes (NN9211) discontinued in phase 3 development

In January 2016, Novo Nordisk decided to discontinue the further development of liraglutide as adjunct therapy to insulin for people with type 1 diabetes as the overall benefit/risk profile emerging from the ADJUNCT ONE™ and ADJUNCT TWO™ phase 3a trial results did not support the regulatory filing for a label extension for Victoza®.

Initiation of phase 2 trial with Anti-IL-21 and liraglutide in people with recent onset type 1 diabetes (NN9828)

In November 2015, Novo Nordisk initiated the phase 2 trial investigating the potential of Anti-IL-21 and liraglutide 1.8 mg, alone or as combination treatment, to preserve insulin- producing beta cells in people with newly diagnosed type 1 diabetes. The trial is a four- arm randomised, double-blinded, double-dummy, placebo-controlled trial including approximately 300 newly diagnosed adults with type 1 diabetes. Trial subjects will be treated for a period of 54 weeks with a subsequent follow-up period of 26 weeks.

OG987GT (NN9926) and OG987SC (NN9927) discontinued in phase 1 development

In January 2016, Novo Nordisk decided to discontinue the further development of the oral GLP-1 projects OG987GT and OG987SC in phase 1 as a consequence of the decision to initiate phase 3a development with OG217SC (oral semaglutide) during the first quarter of 2016 as announced in August 2015.

BIOPHARMACEUTICALS

Novo Nordisk completes 3b extension trial mentor 2 with rFXIII, NovoThirteen®

In December 2015, Novo Nordisk received additional data from the mentor 2 phase 3b extension trial with NovoThirteen® in around 60 people who were treated for a planned minimum of 52 weeks and up to 276 weeks for the longest treated person. All were treated with a monthly prophylaxis dose of 35IU/kg of rFXIII. In line with previous results, the reported data showed that the monthly recombinant factor XIII, NovoThirteen®, appeared to have a safe and well-tolerated profile with no subjects developing antibodies against rFXIII. The annualised bleeding rate (ABR) was 0.04 over 186.5 patient years.

Novo Nordisk completes first part of the pathfinder 2 extension trial with N8-GP (NN7088)

In November 2015, Novo Nordisk announced the results from the completion of the first part of the pathfinder 2 extension trial. In line with previous results, the reported data showed that the long-acting recombinant factor VIII, N8-GP (turoctocog alfa pegol), appeared to have a safe and well-tolerated profile, and that 95% of mild to moderate bleeds could be managed with 1-2 infusions.

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Financial Statement for 2015	Page 21 of 40

Additionally, a subset of 55 patients, who experienced up to 2 bleeds during 6 months on every four days prophylaxis, were in the extension phase randomised to either every four days (50 IU/kg) or once-weekly (75 IU/kg) treatment. During the 180-day observation period of this sub-study, the median annualised bleeding rate (ABR) was 0 (zero) for patients in both treatment arms.

Novo Nordisk files for regulatory approval of long-acting factor IX, N9-GP (NN7999) in the EU for the treatment of haemophilia B

In January 2016, Novo Nordisk announced the submission of the MAA to the EMA for the approval of long-acting factor IX, nonacog beta pegol. Nonacog beta pegol is a glycopegylated recombinant factor IX with a significantly improved pharmacokinetic (PK) profile, developed for patients with haemophilia B. Novo Nordisk expects to file the Biologics License Application (BLA) for nonacog beta pegol to the FDA during first half of 2016.

The filing of nonacog beta pegol is based on the results from the paradigm clinical trial programme, which involved 115 patients with severe or moderately severe haemophilia B. Nonacog beta pegol was found to be efficacious in routine prophylaxis, treatment of bleeding episodes and surgery for adults, adolescents and children. Furthermore, nonacog beta pegol appeared to be well-tolerated and no safety concerns were identified.

Compared to standard factor IX products, nonacog beta pegol has a five times longer half-life. Patients in the paradigm study achieved a higher level of factor IX in the blood despite less frequent dosing of nonacog beta pegol. In the phase 3 trials, once-weekly administration of 40 IU/kg nonacog beta pegol maintained factor IX activity levels above 15%, reduced the median annualised bleeding rate (ABR) to 1.0 and showed a potential to prevent bleeds in target joints. Furthermore, these patients reported an improvement in quality of life during the trial.

OTHER

NASH phase 2 clinical programme with semaglutide to be initiated in 2016

Novo Nordisk plans to initiate a phase 2 clinical programme with once-daily semaglutide for treatment of non-alcoholic steatohepatitis (NASH) in 2016. The plans are based on the positive results from a study conducted by independent researchers with liraglutide 1.8 mg for NASH. Novo Nordisk is currently preparing for discussions with relevant regulatory authorities prior to initiating the trial.

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Financial Statement for 2015	Page 22 of 40

SUSTAINABILITY

HIGHLIGHTS FROM THE CONSOLIDATED SOCIAL AND ENVIRONMENTAL STATEMENTS FOR 2015

SOCIAL PERFORMANCE	2015	2014	2013	2012	2011	% change 2014 to 2015
Patients
Patients reached with diabetes careproducts (estimate in millions)	26.8	24.4	24.3	22.8	20.9	10%
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy1)	23	32	35	35	36	-28%

Employees
Employees (FTEs)2)	40.638	40.957	37.978	34.286	32.136	-1%
Employee turnover	9.2%	9.0%	8.1%	9.1%	9.8%
Gender in Management (men/women)	59%/41%	60%/40%	61%/39%	61%/39%	63%/37%

Assurance
Relevant employees trained in business ethics	98%	98%	97%	99%	99%
Product recalls	2	2	6	6	5	-
Failed inspections	0	0	0	1	0	-

ENVIRONMENTAL PERFORMANCE
Resources
Energy consumption (1,000 GJ)	2.778	2.556	2.572	2.433	2.187	9%
Water consumption (1,000 m3)	3.131	2.959	2.685	2.475	2.136	6%
Emissions and waste
CO2 emissions from energy consumption (1,000 tons)	107	120	125	122	94	-11%

1) According to the UN there are 48 least developed countries in the world

2) 2015 data exclude employees in NNIT, which was divested in 2015 (approximately 2,400 employees in NNIT in 2014)

SOCIAL PERFORMANCE

Patients

In 2015, Novo Nordisk provided medical treatments to an estimated 26.8 million patients with diabetes worldwide, compared with 24.4 million in 2014, calculated based on WHO’s recommended daily doses for diabetes medicines. The number reflects an overall increase in the number of patients treated with Novo Nordisk’s insulin products and was driven by human insulin in International Operations (1.2 million patients) and modern and new-generation insulins globally (0.9 million patients). Novo Nordisk focuses on enhancing quality of care through product innovation, while remaining committed to expand access to medical treatment and care for patients with diabetes throughout the world. The company has several programmes specifically targeting people in low- and middle-income countries who have limited access to health services.

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Financial Statement for 2015	Page 23 of 40

Novo Nordisk sold human insulin according to the company’s differential pricing policy in 23 of the world’s 48 poorest countries (the Least Developed Countries – LDC), compared with 32 countries in 2014. According to this policy the price should not exceed 20% of the average insulin price in the western world (defined as the EU, Norway, Switzerland, the US, Canada and Japan). In 2015 the LDC ceiling price for insulin treatment per patient per day was USD 0.19, while the average realised price for insulin sold under the programme was USD 0.15, corresponding to USD 3.85 per vial. The decline in number of countries is attributed to fewer insulin tenders in 2015, and lack of response from governments or private wholesalers and other partners to Novo Nordisk’s offer. The total number of patients treated with insulin sold at or below ceiling price was approximately 411,000 in 2015, which is a slight decrease compared with approximately 431,000 in 2014. Beyond this scheme, Novo Nordisk sells human insulin at similar prices in low-income countries. In 2015, an estimated 5.5 million patients have been treated with insulin for USD 0.19 per day or less, corresponding to a price per vial of USD 4.81 or less. In comparison an estimated 4.3 million patients were treated with insulin at or below the ceiling price in 2014.

Employees

At the end of 2015, the total number of employees was 41,122, corresponding to 40,638 full-time positions, which is a 1% decrease compared with 2014 due to the divestment of NNIT in March 2015. The underlying growth (5%) is primarily driven by expansion within the sales region International Operations and in Denmark, primarily within research & development and production.

Employee turnover increased from 9.0% in 2014 to 9.2% and was primarily driven by Region China. In previous years, the turnover rates have been 8-10%.

To ensure a robust pipeline of talent for management positions, a new aspiration has been set that strives for enhanced diversity in all management teams, including entry- level and middle management. By the end of 2015 the gender diversity among managers was 59% men and 41% women. Of the newly promoted managers 44% were women.

Tragically, a sales representative in India died in a traffic accident while on duty in 2015. The 2015 average frequency rate of occupational accidents with absence decreased to 3.0 per million working hours, compared with 3.2 in 2014. Novo Nordisk is working with a zero-injury mindset, and the long-term commitment is to continuously improve performance. Focus is on strengthening risk awareness and preventing occupational accidents for all employees.

ENVIRONMENTAL PERFORMANCE

Energy and water

In 2015, 2,778,000 GJ energy and 3,131,000 m3 water were used at production sites around the world. In spite of a high focus on process optimisation, the energy consumption increased by 9% and the water consumption by 6%. This development reflects increased production and capacity as well as increased activities within research and development. Of the water used at production sites, 14% is in water scarce regions

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Financial Statement for 2015	Page 24 of 40

in Brazil and China, and these sites have particular focus on good water stewardship.

CO2 emissions

While the main focus of Novo Nordisk’s climate action programme has been to reduce CO2 emissions from production as well as emissions from distribution of products, Novo Nordisk is now extending the scope of the climate programme to encompass indirect emissions from relevant business activities. The initial focus is on the supply chain, and emissions from company cars and business travel.

The CO2 emissions related to consumption of energy at the production facilities decreased by 11% despite the increase in energy use of 9%. The production plant in Tianjin, China has started sourcing wind power from a windfarm in Inner Mongolia and the Danish production facilities are now sourcing bio-natural gas. This is biogas produced from liquid manure, food waste and organic waste from the industry. The biogas is upgraded to meet the quality requirements of natural gas and feeds into the natural gas distribution system.

CO2 emissions from transport (product distribution) decreased significantly by 25% compared with 2014. This is mainly due to an increase in the volume of products distributed via sea from 72% in 2014 to 83% in 2015. In 2015, CO2 emissions from sea freight accounted for 16%, transport via trucks accounted for 5% and air transport accounted for 79% of total emissions. Distributing as many products as possible by sea is a priority for Novo Nordisk, as it reduces both CO2 emissions and costs.

EQUITY

Total equity was DKK 46,969 million at the end of the fourth quarter of 2015, equivalent to 51.2% of total assets, compared with 52.3% at the end of the fourth quarter of 2014. The decrease in equity as a percentage of total assets reflects the sustained policy of returning excess capital to the company’s shareholders while the underlying operating activities have continued to expand and in addition been impacted by currencies primarily related to the appreciation of the US dollar versus the Danish krone.

On 29 October 2015, Novo Nordisk announced a share repurchase programme of up to DKK 4.5 billion to be executed from 29 October 2015 to 1 February 2016, as part of an overall 2015 programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015. The purpose of the programme is to reduce the company’s share capital. Under the programme announced 29 October 2015, Novo Nordisk has repurchased 11,835,964 B shares for an amount of DKK 4.5 billion in the period. The programme was concluded 1 February 2016.

As of 2 February 2016, Novo Nordisk A/S has repurchased a total of 47,739,215 B shares equal to a transaction value of DKK 17.5 billion under the up to DKK 17.5 billion programme beginning 30 January 2015.

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Financial Statement for 2015	Page 25 of 40

Holding of treasury shares and reduction of share capital

As of 2 February 2016, Novo Nordisk A/S and its wholly-owned affiliates owned 56,325,667 of its own B shares, corresponding to 2.2% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2016, propose a reduction in the B share capital from DKK 520,000,000 to DKK 510,000,000 by cancelling 50,000,000 B shares of DKK 0.20 from the company’s own holdings of B shares at a nominal value of DKK 10,000,000 equivalent to 1.92% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 510,000,000; divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 402,512,800

Proposed dividend and introduction of interim dividend

At the Annual General Meeting on 18 March 2016, the Board of Directors will propose a 28% increase in dividend to DKK 6.40 per share of DKK 0.20, corresponding to a payout ratio of 46.6%. Adjusting for the impact from the divestment of shares in NNIT A/S, where the related cash flow was returned to shareholders via an expansion of the 2015 share repurchase programme, the payout ratio will be 50.0%. For 2014, the Novo Nordisk payout ratio was 48.7%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio around 54%. No dividend will be paid on the company’s holding of treasury shares.

At the Annual General Meeting in March 2015, the Board was granted an authorisation to distribute extraordinary dividends. Hence the Board of Directors has been given authority to pay biannual dividends without obtaining specific approval from the Annual General Meeting. Subject to final approval, Novo Nordisk intends to introduce the first interim dividend in August 2016.

2016 share repurchase programme

The Board of Directors has approved a new share repurchase programme of up to DKK 14 billion to be executed during the coming 12 months. As part of the up to DKK 14 billion share repurchase programme, a new share repurchase programme has now been initiated in accordance with the provisions of the European Commission's Regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.3 billion during the trading period starting today, 3 February and ending on 27 April 2016. A maximum of 519,896 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of January 2016, and a maximum of 29,634,072 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 26 of 40

As announced in January 2014, Novo Nordisk’s majority shareholder Novo A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a case by case basis. For 2016, Novo A/S has informed Novo Nordisk that it does not plan to participate in the share repurchase programme.

CORPORATE GOVERNANCE

Remuneration principles for executives

Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interests of the executives with shareholder interests.

Long-term, share-based incentive programme for senior management

As of 2004, members of Novo Nordisk's Executive Management (nine in 2015) and other members of the Senior Management Board (28 in 2015) participated in a performance- based incentive programme. In the programme, a proportion of the calculated economic value creation for the calendar year has been allocated to a joint pool for the participants. For 2015, the joint pool operates with a yearly maximum allocation equal to 12 months’ fixed base salary plus pension contribution for the CEO, nine months’ fixed base salary plus pension contribution for the other members of Executive Management and a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution for other members of the Senior Management Board. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on Nasdaq Copenhagen in the open trading window following the release of the full-year financial results for the year preceding the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2012, 487,730 shares were allocated to the joint pool and the value at launch of the programme (DKK 73 million) was expensed in 2012. The number of shares in the 2012 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2013–2015) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 30 current and former members of senior management immediately after the announcement of the 2015 full-year financial results on 3 February 2016.

For 2015, based on an assessment of the economic value creation, the sales growth obtained, the quality and compliance status, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 2 February 2016 approved the establishment of a joint pool for the financial year of 2015 by allocating a total of 378,943 Novo Nordisk B shares. This allocation amounts to 12 months of fixed base

Company announcement No 8 / 2016

Financial Statement for 2015	Page 27 of 40

salary plus pension contribution for the CEO and 9 months of fixed base salary plus pension contribution for the other members of Executive Management as per 1 March 2015 and 8 months of fixed base salary plus pension contribution for senior vice presidents as per 1 March 2015, corresponding to a value at launch of the programme of DKK 108 million, which has been expensed in the 2015 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 285 per share of DKK 0.20) for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (30 January–13 February 2015) following the release of the Annual Report for 2014 when the programme was approved by the Board of Directors. The allocation under the programme reflects that Novo Nordisk exceeded the planned target for economic value creation in 2015 and it met the threshold for the achievement of the non-financial targets established for 2015.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents

As of 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of economic value creation compared to the planned performance for the year. At the beginning of each year, the Board of Directors defines a maximum number of shares per participant targeting around three to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they may be transferred to the participants.

For 2012, 1,559,235 shares were allocated to a share pool for key employees, and the value at launch of the programme (DKK 234 million) has been amortised over the period 2012–2015. The number of shares in the 2012 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2013–2015) reached specified threshold levels. 1,355,153 shares will be transferred to 635 employees after the announcement of the 2015 full-year financial results on 3 February 2016. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2015, based on an assessment similar to the senior management programme, the Board of Directors on 2 February 2016 approved the establishment of a share pool for 2015 for key employees by allocating a total of 879,988 Novo Nordisk B shares. This allocation – which is the maximum according to the terms of the programme – corresponds to a value at launch of the programme of DKK 251 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2015 is approximately 920.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 28 of 40

As the long-term share-based incentive programmes for both senior management and other key employees are evaluated by the Board of Directors to have worked successfully in 2015, it is planned to continue in 2016 with a similar structure.

Restricted stock units to employees (2013 programme)

Following the 90th anniversary in 2013, all employees in the company (excluding NNE Pharmaplan) were offered 100 restricted stock units. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge on 1 April 2016 subject to continued employment and average sales growth of at least 5% per year measured in DKK in the period 2012–2015. The cost of the DKK 440 million programme is amortised over the period 2013–2016 at an annual amount of DKK 135 million. As the sales growth has been achieved – the shares will be granted to the employees on 1 April 2016

Restricted stock units to employees (2016 programme)

To commemorate that the sales of Novo Nordisk passed DKK 100 billion for the first time in 2015, all employees in the company (excluding NNE Pharmaplan and Steno Diabetes Center) will be offered 50 restricted stock units. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge in February 2019 subject to continued employment. The cost of the DKK 540 million programme will be amortised over the pLeegriaold 2016–2018 at an annual amount of DKK 180 million.

LEGAL UPDATE

Product liability lawsuits related to Victoza®

As of 22 January 2016, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 194 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 134 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. These rulings will result in the dismissal of the vast majority of pancreatic cancer cases naming Novo Nordisk and our co-defendants in the litigation. Plaintiffs are pursuing appeals of the summary judgment rulings in both state and federal court. Currently, Novo Nordisk does not have any individual trials scheduled in 2016. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Update on subpoena from US Attorney

In October 2014, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential manufacturing issues within certain production units located in Kalundborg, Denmark.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 29 of 40

Novo Nordisk has been fully cooperating with the US Attorney in this investigation. The US Attorney has recently informed Novo Nordisk that it is unlikely to pursue the investigation further. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 30 of 40

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2015 and Form 20-F, both expected to be filed with the SEC in February 2016, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing risks’ on pp 42-43 of the

Annual Report 2015 available on novonordisk.com on 8 February 2016.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 31 of 40

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have approved the Annual Report 2015 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2015.

The consolidated financial statements in the Annual Report 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2015, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2015 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2015 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 3 February 2016

Executive Management:
Lars Rebien Sørensen CEO	Jesper Brandgaard CFO	Lars Fruergaard Jørgensen
Jakob Riis	Mads Krogsgaard Thomsen
Board of Directors:
Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici
Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled
Thomas Paul Koestler	Eivind Kolding	Anne Marie Kverneland
Søren Thuesen Pedersen	Stig Strøbæk	Mary Szela

Company announcement No 8 / 2016

Financial Statement for 2015	Page 32 of 40

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK (UNAUDITED)

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2015				2014				% change Q4 2015 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2014
Net sales	28,876	26,792	27,059	25,200	24,585	22,249	21,629	20,343	17%
Gross profit	24,268	22,945	23,200	21,326	20,586	18,823	17,958	16,877	18%
Gross margin	84.0%	85.6%	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	8,039	6,951	7,175	6,147	6,679	5,899	5,559	5,086	20%
Percentage of sales	27.8%	25.9%	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	4,034	3,289	3,035	3,250	3,865	3,654	3,075	3,168	4%
Costs related to discontinuation of activities within inflammatory disorders	-	-	-	-	-	600	-	-	N/A
Percentage of sales	14.0%	12.3%	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	1,164	952	887	854	1,067	870	795	805	9%
Percentage of sales	4.0%	3.6%	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	94	227	379	2,782	182	169	204	215	(48%)
- Non-recurring income from the partial divestment of NNIT A/S		-	-	2,376	-	-	-	-	N/A

Operating profit	11,125	11,980	12,482	13,857	9,157	8,569	8,733	8,033	21%
Operating margin	38.5%	44.7%	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%
Financial income	18	9	(227)	285	(1,141)	326	396	586	N/A
Financial expenses	829	1,853	1,707	1,657	(336)	441	140	318	N/A
Net financials	(811)	(1,844)	(1,934)	(1,372)	(805)	(115)	256	268	1%
Profit before income taxes	10,314	10,136	10,548	12,485	8,352	8,454	8,989	8,301	23%
Income taxes	2,056	1,753	2,205	2,609	1,823	1,954	1,995	1,843	13%
Net profit	8,258	8,383	8,343	9,876	6,529	6,500	6,994	6,458	26%
Depreciation, amortisation and impairment losses 1)	1,015	633	648	663	928	1,183	667	657	9%
Capital expenditure	2,181	1,246	1,018	764	1,505	986	802	693	45%
Net cash generated from operating activities	10,119	12,088	11,974	4,106	7,301	12,197	8,125	4,069	39%
Free cash flow	6,942	10,807	10,830	5,643	5,717	11,157	7,250	3,272	21%
Total assets	91,799	85,195	81,313	77,457	77,062	71,283	63,681	63,241	19%
Total equity	46,969	43,109	39,111	32,108	40,294	37,967	36,661	33,583	17%
Equity ratio	51.2%	50.6%	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	40,638	40,261	39,658	39,062	40,957	40,700	40,226	39,579	(1%)
Basic earnings per share/ADR (in DKK)	3.25	3.27	3.24	3.8	2.51	2.49	2.66	2.44	29%
Diluted earnings per share/ADR (in DKK)	3.24	3.26	3.23	3.79	2.51	2.47	2.66	2.43	29%
Average number of shares outstanding (million)	2,553.2	2,571.9	2,578.1	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,559.7	2,571.8	2,584.1	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)
Sales by business segment:
New-generation insulin	461	376	330	271	262	175	141	80	76%
Modern insulin (insulin analogues)	13,562	12,500	12,604	11,498	11,168	10,641	10,351	9,377	21%
Human insulin	2,778	2,772	2,784	2,897	2,772	2,478	2,475	2,573	0%
Victoza®	4,904	4,680	4,486	3,957	4,010	3,441	3,059	2,916	22%
Other diabetes and obesity care	1,237	1,223	1,075	1,195	1,064	953	1,031	1,013	16%
Diabetes and obesity care total	22,942	21,551	21,279	19,818	19,276	17,688	17,057	15,959	19%
Haemophilia	2,785	2,371	2,757	2,734	2,610	2,112	2,327	2,255	7%
Norditropin®	2,065	1,842	2,083	1,830	1,811	1,686	1,509	1,500	14%
Other biopharmaceuticals 2)	1,084	1,028	940	818	888	763	736	629	22%
Biopharmaceuticals total	5,934	5,241	5,780	5,382	5,309	4,561	4,572	4,384	12%
Sales by geographic segment:
North America	15,662	14,415	14,325	12,455	12,164	11,133	10,561	9,265	29%
Europe	5,399	5,200	5,222	4,977	5,413	5,045	4,989	4,703	0%
International Operations	3,992	3,406	3,884	3,684	3,602	2,938	2,968	3,032	11%
Region China	2,325	2,415	2,284	2,847	2,089	1,881	1,947	2,171	11%
Japan & Korea	1,498	1,356	1,344	1,237	1,317	1,252	1,164	1,172	14%
Segment operating profit:
Diabetes and obesity care	8,153	9,085	8,713	7,950	6,383	6,989	6,376	5,785	28%
Biopharmaceuticals	2,972	2,895	3,769	3,531	2,774	1,580	2,357	2,248	7%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-		2,376	-	-	-	-	N/A

1) Including impairments of around DKK 480 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 33 of 40

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2015	2014

Income statement

Net sales	107,927	88,806
Cost of goods sold	16,188	14,562
Gross profit	91,739	74,244

Sales and distribution costs	28,312	23,223
Research and development costs	13,608	13,762
Administrative costs	3,857	3,537
Other operating income, net	3,482	770
- Non-recurring income from the partial divestment of NNIT A/S	2,376	-
Operating profit	49,444	34,492

Financial income	85	167
Financial expenses	6,046	563
Profit before income taxes	43,483	34,096

Income taxes	8,623	7,615
NET PROFIT	34,860	26,481

Basic earnings per share (DKK)	13.56	10.10
Diluted earnings per share (DKK)	13.52	10.07

Segment Information

Segment sales:
Diabetes and obesity care	85,590	69,980
Biopharmaceuticals	22,337	18,826

Segment operating profit:
Diabetes and obesity care	33,901	25,533
Operating margin	39.6%	36.5%
Biopharmaceuticals	13,167	8,959
Operating margin	58.9%	47.6%

Income from the initial public offering of NNIT A/S (unallocated to segments)	2,376	-

Total segment operating profit	49,444	34,492

Statement of comprehensive income

Net profit for the year	34,860	26,481

Other comprehensive income

Exchange rate adjustments of investments in subsidiaries	(669)	(39)
Cash flow hedges, realisation of previously deferred (gains)/losses	2,216	(1,229)
Cash flow hedges, deferred gains/(losses) incurred during the period	(681)	(2,225)
Other items	366	111
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	1,232	(3,382)

Remeasurements on defined benefit plans	(37)	(247)
Items that will not subsequently be reclassified to the Income statement	(37)	(247)

Other comprehensive income before tax	1,195	(3,629)

Tax on other comprehensive income, income/(expense)	(87)	977
Other comprehensive income for the year, net of tax	1,108	(2,652)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	35,968	23,829

Company announcement No 8 / 2016

Financial Statement for 2015	Page 34 of 40

APPENDIX 3: BALANCE SHEET

DKK million	31 Dec 2015	31 Dec 2014

ASSETS

Intangible assets	2,158	1,378
Property, plant and equipment	25,545	23,136
Investment in associated company	811	-
Deferred income tax assets	6,806	5,399
Other financial assets	1,339	856
TOTAL NON-CURRENT ASSETS	36,659	30,769

Inventories	12,758	11,357
Trade receivables	15,485	13,041
Tax receivables	3,871	3,210
Other receivables and prepayments	2,257	2,750
Marketable securities	3,542	1,509
Derivative financial instruments	304	30
Cash at bank and on hand	16,923	14,396
TOTAL CURRENT ASSETS	55,140	46,293

TOTAL ASSETS	91,799	77,062

EQUITY AND LIABILITIES

Share capital	520	530
Treasury shares	(10)	(11)
Retained earnings	46,816	41,277
Other reserves	(357)	(1,502)
TOTAL EQUITY	46,969	40,294

Deferred income tax liabilities	6	7
Retirement benefit obligations	1,186	1,031
Provisions	2,765	2,041
Total non-current liabilities	3,957	3,079

Current debt	1,073	720
Trade payables	4,927	4,950
Tax payables	3,777	2,771
Other liabilities	12,655	11,051
Derivative financial instruments	1,382	2,607
Provisions	17,059	11,590
Total current liabilities	40,873	33,689

TOTAL LIABILITIES	44,830	36,768

TOTAL EQUITY AND LIABILITIES	91,799	77,062

Company announcement No 8 / 2016

Financial Statement for 2015	Page 35 of 40

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	2015	2014

Net profit for the year	34,860	26,481

Adjustment for non-cash items:
Income taxes in the Income Statement	8,623	7,615
Depreciation, amortisation and impairment losses	2,959	3,435
NNIT non-recurring income included in 'other operating income'	(2,526)	-
Other non-cash items	5,908	4,163
Change in working capital	(2,157)	(2,148)
Interest received	55	131
Interest paid	(61)	(78)
Income taxes paid	(9,374)	(7,907)
Net cash generated from operating activities	38,287	31,692

Proceeds from the partial divestment of NNIT A/S	2,303	-
Purchase of intangible assets	(1,182)	(321)
Proceeds from sale of property, plant and equipment	15	4
Purchase of property, plant and equipment	(5,224)	(3,990)
Proceeds from other financial assets	32	35
Purchase of other financial assets	(9)	(24)
Sale of marketable securities	1,500	2,232
Purchase of marketable securities	(3,533)	-
Net cash used in investing activities	(6,098)	(2,064)

Purchase of treasury shares, net	(17,196)	(14,667)
Dividends paid	(12,905)	(11,866)
Net cash used in financing activities	(30,101)	(26,533)

NET CASH GENERATED FROM ACTIVITIES	2,088	3,095

Cash and cash equivalents at the beginning of the year	13,676	10,513
Exchange gain/(loss) on cash and cash equivalents	86	68
Cash and cash equivalents at the end of the year	15,850	13,676

Company announcement No 8 / 2016

Financial Statement for 2015	Page 36 of 40

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total
2015
Balance at the beginning of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the year			34,860					34,860
Other comprehensive income for the year			(37)	(669)	1,535	279	1,145	1,108
Total comprehensive income for the year			34,823	(669)	1,535	279	1,145	35,968
Transactions with owners:
Dividends			(12,905)					(12,905)
Share-based payments			442					442
Tax credit related to restricted stock units			366					366
Purchase of treasury shares		(10)	(17,219)					(17,229)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969

At the end of the year proposed dividends (not yet declared) of DKK 16,230 million (6.40 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves
	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total
2014
Balance at the beginning of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the year			26,481					26,481
Other comprehensive income for the year			(247)	(39)	(3,454)	1,088	(2,405)	(2,652)
Total comprehensive income for the year			26,234	(39)	(3,454)	1,088	(2,405)	23,829
Transactions with owners:
Dividends			(11,866)					(11,866)
Share-based payments			371					371
Tax credit related to restricted stock units			58					58
Purchase of treasury shares		(11)	(14,717)					(14,728)
Sale of treasury shares		1	60					61
Reduction of the B share capital	(20)	20						-
Balance at the end of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294

At the end of the year proposed dividends of DKK 12,905 million (5.00 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 37 of 40

APPENDIX 6: REGIONAL SALES SPLIT

Q4 2015 sales split per region
DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	13,562	8,003	2,441	1,626	1,040	452
% change in local currencies	11%	17%	(2%)	15%	10%	(4%)
NovoRapid ®	5,689	3,548	1,126	561	214	240
% change in local currencies	8%	9%	4%	12%	15%	0%
NovoMix ®	2,832	733	547	661	728	163
% change in local currencies	3%	1%	(11%)	16%	10%	(9%)
Levemir ®	5,041	3,722	768	404	98	49
% change in local currencies	22%	31%	(3%)	18%	2%	(8%)
Human insulin	2,778	551	509	780	854	84
% change in local currencies	(5%)	(21%)	(11%)	14%	(4%)	(15%)
Victoza®	4,904	3,632	840	244	47	141
% change in local currencies	10%	14%	(3%)	5%	2%	45%
Other diabetes and obesity care 1)	1,698	506	326	276	339	251
% change in local currencies	20%	78%	9%	14%	(6%)	13%
Diabetes and obesity care total	22,942	12,692	4,116	2,926	2,280	928
% change in local currencies	9%	15%	(3%)	14%	2%	4%

The biopharmaceuticals segment
Haemophilia	2,785	1,265	653	647	40	180
% change in local currencies	(1%)	(4%)	2%	(2%)	(8%	18%
Norditropin®	2,065	915	429	346	4	371
% change in local currencies	5%	2%	1%	20%	(25%	6%
Other biopharmaceuticals	1,084	790	201	73	1	19
% change in local currencies	11%	12%	4%	25%	50%	(23%)
Biopharmaceuticals total	5,934	2,970	1,283	1,066	45	570
% change in local currencies	3%	1%	2%	6%	(7%)	9%
Total sales	28,876	15,662	5,399	3,992	2,325	1,498
% change in local currencies	8%	13%	(2%)	12%	1%	6%
% change as reported	17%	29%	0%	11%	11%	14%
Share of growth	100%	78%	(5%)	22%	1%	4%

12M 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	50,164	28,708	9,349	6,082	4,312	1,713
% change in local currencies	7%	9%	(1%)	15%	12%	(5%)
NovoRapid ®	20,720	12,576	4,239	2,151	866	888
% change in local currencies	6%	4%	4%	19%	19%	1%
NovoMix ®	11,144	2,837	2,181	2,458	3,036	632
% change in local currencies	2%	(4%)	(8%)	14%	11%	(9%)
Levemir ®	18,300	13,295	2,929	1,473	410	193
% change in local currencies	13%	19%	(2%)	11%	5%	(15%)
Human insulin	11,231	2,094	2,014	3,262	3,537	324
% change in local currencies	(1%)	(11%)	(9%)	17%	(1%)	(16%)
Victoza®	18,027	13,014	3,394	937	213	469
% change in local currencies	18%	21%	7%	17%	6%	60%
Other diabetes and obesity care 1)	6,168	1,442	1,225	1,058	1,594	849
% change in local currencies	19%	45%	18%	27%	(2%)	23%
Diabetes and obesity care total	85,590	45,258	15,982	11,339	9,656	3,355
% change in local currencies	9%	12%	1%	17%	4%	6%

The biopharmaceuticals segment
Haemophilia	10,647	5,208	2,405	2,196	195	643
% change in local currencies	3%	(2%)	9%	8%	(2%)	0%
Norditropin®	7,820	3,626	1,675	1,165	15	1,339
% change in local currencies	8%	10%	(1%)	22%	0%	7%
Other biopharmaceuticals	3,870	2,765	736	266	5	98
% change in local currencies	13%	18%	5%	5%	25%	(8%)
Biopharmaceuticals total	22,337	11,599	4,816	3,627	215	2,080
% change in local currencies	6%	6%	5%	12%	(2%)	4%
Total sales	107,927	56,857	20,798	14,966	9,871	5,435
% change in local currencies	8%	11%	2%	15%	4%	5%
% change as reported	22%	32%	3%	19%	22%	11%
Share of growth	100%	62%	4%	26%	4%	4%

1) Other diabetes and obesity care also includes new-generation insulin.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 38 of 40

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	2015 average exchange rates	YTD 2016 average exchange rates as of 1 February 2016	Current exchange rates as of 1 February 2016
USD	562	673	687	686

CNY	91.2	107.0	104.5	104.2

JPY	5.32	5.56	5.81	5.65

GBP	925	1,028	989	981

CAD	509	526	483	489

Company announcement No 8 / 2016

Financial Statement for 2015	Page 39 of 40

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION - UNAUDITED)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2015				2014				% change Q4 2015 vs	% change Q4 2015 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2014 in USD	Q4 2014 in DKK
Net sales	4,240	3,991	4,004	3,808	4,143	3,957	3,975	3,734	2%	17%
Gross profit	3,562	3,418	3,434	3,222	3,469	3,349	3,301	3,097	3%	18%
Gross margin	84.0%	85.6%	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	1,181	1,035	1,064	928	1,128	1,051	1,021	933	5%	20%
Percentage of sales	27.8%	25.9%	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	593	491	448	491	652	651	566	581	(9%)	4%
Costs related to discontinuation of activities within inflammatory disorders	-	-	-	-	-	109	-	-	N/A	N/A
Percentage of sales	14.0%	12.3%	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	171	142	131	129	181	155	146	148	(6%)	9%
Percentage of sales	4.0%	3.6%	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	12	34	52	420	30	30	38	39	(60%)	(48%)
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	359	-	-	-	-	N/A	N/A

Operating profit	1,629	1,784	1,843	2,094	1,538	1,522	1,606	1,474	6%	21%
Operating margin	38.5%	44.7%	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%

Financial income	3	1	(34)	43	(208)	58	72	108	N/A	N/A
Financial expenses	121	276	252	251	(63)	79	26	58	N/A	N/A
Net financials	(118)	(275)	(286)	(208)	(145)	(21)	46	50	(19%)	1%
Income taxes	1,511	1,509	1,557	1,886	1,393	1,501	1,652	1,524	8%	23%
Profit before income taxes	301	260	326	394	303	348	366	339	(1%)	13%
Net profit	1,210	1,249	1,231	1,492	1,090	1,153	1,286	1,185	11%	26%
Depreciation, amortisation and impairment losses 1)	150	94	96	100	156	212	122	121	(4%)	9%
Capital expenditure	322	186	151	115	259	176	148	127	24%	45%
Net cash generated from operating activities	1,485	1,802	1,784	620	1,211	2,191	1,493	747	23%	39%
Free cash flow	1,014	1,611	1,609	853	939	2,005	1,332	601	8%	21%
Total assets	13,441	12,794	12,195	11,157	12,589	12,051	11,666	11,679	7%	19%
Total equity	6,877	6,474	5,866	4,625	6,582	6,419	6,716	6,202	4%	17%
Equity ratio	51.2%	50.6%	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	40,638	40,261	39,658	39,062	40,957	40,700	40,226	39,579	(1%)	(1%)
Basic earnings per share/ADR (in USD)	0.48	0.49	0.48	0.57	0.42	0.44	0.49	0.45	14%	29%
Diluted earnings per share/ADR (in USD)	0.48	0.48	0.48	0.57	0.42	0.44	0.48	0.45	14%	29%
Average number of shares outstanding (million)	2,553.20	2,565.90	2,578.10	2,596.70	2,599.70	2,613.90	2,628.90	2,642.40	(2%)	(2%)
Average number of diluted shares outstanding (million)	2,559.70	2,571.80	2,584.10	2,604.20	2,608.20	2,622.20	2,637.30	2,653.10	(2%)	(2%)
Sales by business segment:
New-generation insulin	68	56	49	41	45	31	26	15	51%	76%
Modern insulin (insulin analogues)	1,992	1,862	1,867	1,736	1,879	1,893	1,902	1,721	6%	21%
Human insulin	407	413	411	438	466	440	455	472	(13%)	0%
Victoza®	721	697	664	598	679	614	562	535	6%	22%
Other diabetes and obesity care	181	183	158	181	178	170	189	186	2%	16%
Diabetes and obesity care total	3,369	3,211	3,149	2,994	3,247	3,148	3,134	2,929	4%	19%
Haemophilia	409	353	408	413	441	373	427	415	(7%)	7%
Norditropin®	303	274	308	277	305	300	278	275	(1%)	14%
Other biopharmaceuticals 2)	159	153	139	124	150	136	136	115	6%	22%
Biopharmaceutical total	871	780	855	814	896	809	841	805	(3%)	12%
Sales by geographic segment:
North America	2,302	2,147	2,121	1,882	2,054	1,981	1,940	1,702	12%	29%
Europe	792	774	773	752	910	897	917	863	(13%)	0%
International Operations	586	508	574	557	608	522	546	556	(4%)	11%
Region China	340	360	337	430	350	334	358	398	(3%)	11%
Japan & Korea	220	202	199	187	221	223	214	215	0%	14%
Segment operating profit:
Diabetes and obesity care	1,194	1,353	1,290	1,201	1,067	1,244	1,173	1,061	12%	28%
Biopharmaceuticals	435	431	557	534	471	278	433	413	(8%)	7%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	359	-	-	-	-	N/A	N/A

1) Including impairments of around USD 85 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

Company announcement No 8 / 2016

Financial Statement for 2015	Page 40 of 40

APPENDIX 9: NEW REGIONAL SALES SPLIT AS PER 1 JANUARY 2016

As per 1 January 2016, Novo Nordisk will change reporting structure for its regional sales split, including the introduction of ‘Region Pacific’ comprising Japan, Korea, Australasia and Canada.

Q1 to Q4 2015 sales split - new regions as per 1 January 2016
Q1 2015 sales split per region - DKK million	Total	USA	Europe	Inter- national Operations	Region China	Region Pacific
The diabetes and obesity care segment
Modern insulin	11,498	6,053	2,229	1,308	1,184	724
NovoRapid ®	4,682	2,669	995	420	229	369
NovoMix ®	2,744	596	540	547	845	216
Levemir ®	4,072	2,788	694	341	110	139
Human insulin	2,897	447	501	771	1,027	151
Victoza®	3,957	2,671	805	228	58	195
Other diabetes and obesity care 1)	1,466	184	292	244	512	234
Diabetes and obesity care total	19,818	9,355	3,827	2,551	2,781	1,304

The biopharmaceuticals segment
Haemophilia	2,734	1,274	557	611	60	232
Norditropin®	1,830	870	422	222	4	312
Other biopharmaceuticals	818	512	171	39	2	94
Biopharmaceuticals total	5,382	2,656	1,150	872	66	638
Total sales	25,200	12,011	4,977	3,423	2,847	1,942

Q2 2015 sales split per region - DKK million	Total	US	Europe	Inter- national Operations	Region China	Region Pacific
The diabetes and obesity care segment
Modern insulin	12,604	6,987	2,334	1,462	1,033	788
NovoRapid ®	5,230	3,053	1,052	522	201	402
NovoMix ®	2,852	762	548	569	737	236
Levemir ®	4,522	3,172	734	371	95	150
Human insulin	2,784	440	505	894	781	164
Victoza®	4,486	3,068	880	254	50	234
Other diabetes and obesity care 1)	1,405	261	288	242	354	260
Diabetes and obesity care total	21,279	10,756	4,007	2,852	2,218	1,446

The biopharmaceuticals segment
Haemophilia	2,757	1,419	619	419	63	237
Norditropin®	2,083	1,034	414	279	3	353
Other biopharmaceuticals	940	611	182	46	-	101
Biopharmaceuticals total	5,780	3,064	1,215	744	66	691
Total sales	27,059	13,820	5,222	3,596	2,284	2,137

Q3 2015 sales split per region - DKK million	Total	US	Europe	Inter- national Operations	Region China	Region Pacific
The diabetes and obesity care segment
Modern insulin	12,500	7,092	2,345	1,249	1,055	759
NovoRapid ®	5,119	3,013	1,066	432	222	386
NovoMix ®	2,716	702	546	518	726	224
Levemir ®	4,665	3,377	733	299	107	149
Human insulin	2,772	497	499	750	875	151
Victoza®	4,680	3,314	869	204	58	235
Other diabetes and obesity care 1)	1,599	370	319	243	389	278
Diabetes and obesity care total	21,551	11,273	4,032	2,446	2,377	1,423

The biopharmaceuticals segment
Haemophilia	2,371	1,157	576	369	32	237
Norditropin®	1,842	806	410	266	4	356
Other biopharmaceuticals	1,028	703	182	30	2	111
Biopharmaceuticals total	5,241	2,666	1,168	665	38	704
Total sales	26,792	13,939	5,200	3,111	2,415	2,127

Q4 2015 sales split per region - DKK million	Total	US	Europe	Inter- national Operations	Region China	Region Pacific
The diabetes and obesity care segment
Modern insulin	13,562	7,813	2,441	1,451	1,040	817
NovoRapid ®	5,689	3,449	1,126	478	214	422
NovoMix ®	2,832	719	547	593	728	245
Levemir ®	5,041	3,645	768	380	98	150
Human insulin	2,778	500	509	757	854	158
Victoza®	4,904	3,517	840	240	47	260
Other diabetes and obesity care 1)	1,698	455	326	256	339	322
Diabetes and obesity care total	22,942	12,285	4,116	2,704	2,280	1,557

The biopharmaceuticals segment
Haemophilia	2,785	1,236	653	599	40	257
Norditropin®	2,065	915	429	340	4	377
Other biopharmaceuticals	1,084	733	201	38	1	111
Biopharmaceuticals total	5,934	2,884	1,283	977	45	745
Total sales	28,876	15,169	5,399	3,681	2,325	2,302

1) Other diabetes and obesity care also includes new-generation insulin.

Company announcement No 8 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 3, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer